

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 4720

November 9, 2009

By U.S. Mail and Facsimile to: (757) 629-0660

John A.B. Davies, Jr.
President and Chief Executive Officer
Hampton Roads Bankshares, Inc.
999 Waterside Drive, Suite 200
Norfolk, Virginia 23510

> **Re: Hampton Roads Bankshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 30, 2009**
> **File No. 001-32968**

Dear Mr. Davies:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

How do I vote by proxy?, page 2

1.   Please expand to address internet and phone voting procedures.

The Proposed Exchange Offers, page 5

2.   Referencing the current market price for the company's shares, revise to set forth (i) a hypothetical example of the volume weighted average price per common share calculated in the manner set forth in the disclosure, (ii) the corresponding exchange ratio and, (iii) the potential number of shares issuable as of the most recent practicable date prior to the mailing of the proxy materials.

Reasons against the Exchange Offers, page 8

3.   Please revise this section to add a table that quantifies the percentage of the company's common stock that will be owned by the holders of preferred stock subject to the exchange offers and the existing holders of the company's common stock following the consummation of the offers.

4.   Please revise the pro forma tangible book value per common share table to correct the preferred stock exchange ratios in the column that assumes a $3.00 price per share of common stock. Please also disclose, by footnote or otherwise, the market price of the company's common stock as of the latest practicable date.

Pro Forma Financial Information, page 12

5.   Please revise your pro forma financial information presentation to include pro forma condensed statements of income or tell us why you are not required to do so.

6.   Please revise to explain the basis for your decision to assume a VWAP of $2.00 for purposes of your pro forma financial information presentation.

7.   Please tell us if the exchange offers will include a minimum tender condition. If so, please consider revising to include the pro forma financial information on a minimum and maximum basis.

Description of the Capital Stock of the Company, page 15

8.   We note that you incorporate a description of the outstanding capital stock of the company by reference to another filing. Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A. Please revise to include the information required by Item 202 of Regulation S-K in the proxy statement. Refer to Note D and Item 11(b) of Schedule 14A.

Where You Can Find More Information, page 23

9.   We note that you incorporate certain information by reference to previously-filed documents. Please confirm that the proxy statement will be sent to security holders no later than 20 business days prior to the date of the special meeting. Refer to Note D.3 to Schedule 14A.

10.   We note that you incorporate by reference more information than is required by Item 13(a) of Schedule 14A. Please revise to incorporate by reference only the information required by Item 13(a). Refer to Note D to Schedule 14A.

11.   Please tell us if the company is incorporating information by reference in reliance on Item 13(b)(1) or (2) of Schedule 14A. If the company is relying on Item 13(b)(1), please provide us the basis for your determination that the company meets the requirements of Note E to Schedule 14A, including, in particular, the aggregate market value requirement of General Instruction I.B.1 of Form S-3. If the company is relying on Item 13(b)(2), please confirm your understanding and revise the proxy statement to disclose that the reports or statements from which the information is incorporated by reference will be delivered to security holders with the proxy statement. Please also note that you may only elect to update the information so incorporated by reference to information in subsequently-filed documents if you are relying on Item 13(b)(1).

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Senior Attorney Advisor

cc: William A. Old, Jr.
        S. Scott Lieberman
        Williams Mullen
        (By facsimile)